Exhibit 4.1

EXECUTION VERSION

FIRST AMENDMENT TO RIGHTS AGREEMENT

FIRST AMENDMENT TO RIGHTS AGREEMENT, dated as of January 29, 2008 (the “Amendment”) to the Rights Agreement, dated as of November 12, 2007 (the “Rights Agreement”), between Quintana Maritime Limited, a Marshall Islands corporation (the “Company”), and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). Terms used herein but not defined shall have the meaning assigned to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of January 29, 2008 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Excel Maritime Carries Ltd., a Liberian corporation (the “Buyer”), Bird Acquisition Corp., a Marshall Islands corporation and a direct wholly-owned subsidiary of the Buyer (the “Merger Sub”), and the Company, providing for the merger (the “Merger”) of the Company and the Merger Sub, with the Company continuing as the surviving corporation;

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, certain shareholders of the Company are entering into voting agreements with the Buyer (collectively, the “Voting Agreements”) pursuant to which such shareholders are agreeing, in their capacity as shareholders of the Company, to vote to adopt the Merger Agreement and take certain other actions in furtherance of the Merger, in each case, upon the terms and conditions contained therein;

WHEREAS, the board of directors of the Company has determined, in connection with the Merger Agreement and the Voting Agreements, that it is necessary and desirable to amend the Rights Agreement to exempt the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, including, without limitation, the Merger, from the application of the Rights Agreement as set forth in this Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, the Company may from time to time, and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of Right Certificates; and

WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and to direct the Rights Agent to execute this Amendment.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment of Rights Agreement. The Rights Agreement is hereby amended as follows:

1.1 Amendment to Section 1. The definition of “Acquiring Person” in Section 1 of the Rights Agreement is hereby amended by inserting the following as a new paragraph at the end thereof:

“Notwithstanding anything in this Section 1 to the contrary, none of Excel Maritime Carriers Ltd., a Liberian corporation (the “Buyer”), Bird Acquisition Corp., a Marshall Islands corporation and a direct wholly-owned subsidiary of the Buyer (the “Merger Sub”) or any of their respective Affiliates or Associates, either individually, collectively or in any combination, shall be, or shall be deemed to be, an “Acquiring Person” solely by virtue of or as a result of the approval, execution, delivery, adoption or performance of the Agreement and Plan of Merger, dated as of January 29, 2008, among the Buyer, Merger Sub and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”) or the consummation of the Merger (as such term is defined in the Merger Agreement) or any other transactions contemplated thereby, including without limitation, entry into or performance of the Voting Agreements (as such term is defined in the Merger Agreement) (such actions described in this sentence, the “Permitted Events”).

1.2 Amendment to Section 1. The definition of “Shares Acquisition Date” in Section 1 of the Rights Agreement is hereby amended by inserting the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Shares Acquisition Date shall not be deemed to have occurred solely either (i) by virtue or as a result of the public announcement of any Permitted Event or (ii) by virtue or as a result of the public disclosure of facts relating to any Permitted Event.”

1.3 Amendment to Section 3(a). Section 3(a) of the Rights Agreement is hereby amended by inserting the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of any Permitted Event.”

1.4 Amendment to Section 13. Section 13 is hereby amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a consolidation, merger, sale or transfer referred to in Section 13 or otherwise in this Agreement shall not be deemed to have occurred solely by virtue of or as a result of the public announcement of any Permitted Event.”

1.5 Addition of Section 36. A new Section 36 of the Rights Agreement is hereby added to read in its entirety as follows:

“Section 36. Termination. Notwithstanding anything herein to the contrary, immediately prior to the Effective Time, but only if the Effective Time shall occur, (a) this Agreement shall be terminated and be without further force or effect, (b) none of the parties to this Agreement will have any rights, obligations or liabilities hereunder and (c) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement, including, without limitation, the right to purchase or otherwise acquire Preferred Shares or any other securities of the Company or of any other Person; provided, however, that notwithstanding the foregoing, Section 18, Section 20, Section 27, Section 28 and Section 29 hereof shall survive the termination of this Agreement.”

Section 2. Direction to Rights Agent. The Company hereby directs the Rights Agent, in accordance with the terms of Section 27 of the Rights Agreement, to execute this Amendment.

Section 4. Effectiveness and Continued Effectiveness. In accordance with the resolutions adopted by the Company’s Board of Directors, the amendments to the Rights Agreement set forth in Section 1 above are effective as of the time at which such resolutions were adopted. The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

Section 5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 7. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Marshall Islands and for all purposes shall be governed by and construed in accordance with such laws applicable to contracts to be made and performed entirely within the Marshall Islands, except that the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

QUINTANA MARITIME LIMITED

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Chairman of the Board

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director

[Signature Page to First Amendment to Rights Agreement]